UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89656D101
(CUSIP Number)

Third Avenue Management LLC
Attn: Mark Aaron
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-5222
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No. 89656D101	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Third Avenue Management LLC (01-690900)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,019,745

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,019,745

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,019,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Amendment No. 2
Schedule 13D

This Amendment No. 2 to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (the “Issuer”), and is being filed by Third Avenue Asset Management LLC (“TAM”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated as follows:

Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, used funds available for investment to purchase 5,096,285 shares of Common Stock for a total of $23,067,822.00, upon the orders of TAM acting as adviser.  GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund, used funds available for investment to purchase 923,460 shares of Common Stock for a total of $4,591,497.77, upon orders of TAM acting as adviser.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b)  The aggregate number and percentage of Common Stock to which the Schedule 13D relates is 6,019,745 shares of Common Stock, constituting approximately 18.86% of the Common Stock outstanding.1  TAM has sole beneficial ownership of such shares.  TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, and as an adviser to separately managed accounts, and advises the following fund accounts with respect to the Common Stock.

1. Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

(x)	Amount beneficially owned: 5,096,285 shares of Common Stock
(y)	Percent of class: 16.0%
(z)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 5,096,285
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 5,096,285
(iv)	Shared power to dispose or direct the disposition: 0

2. GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund

(x)	Amount beneficially owned: 923,460 shares of Common Stock
(y)	Percent of class: 2.9%
(z)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 923,460
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 923,460
(iv)	Shared power to dispose or direct the disposition: 0

[1]	Based upon 31,911,804 shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q to be outstanding as of November 8, 2019.

(c)          The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page. All transactions were made in the open market.

Fund	Date of Purchase/Sale	Buy/Sell	Number of Shares	Execution Price
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/06/20	Buy	193	2.9952
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/08/20	Buy	3,173	3.0719
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/10/20	Buy	7,186	3.0835
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/13/20	Buy	4,400	3.1084
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/14/20	Buy	1,151	3.1225
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/21/20	Buy	2,000	3.2733
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/22/20	Buy	2,396	3.2746
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/23/20	Buy	5,372	3.3486
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/24/20	Buy	301	3.3750
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/27/20	Buy	600	3.3300
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/28/20	Buy	592	3.2830
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/30/20	Buy	2,500	3.2828
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/30/20	Buy	938	3.2899
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	01/31/20	Buy	100	3.3000
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/03/20	Buy	5,026	3.2902
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/07/20	Buy	2,161	3.3427
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/10/20	Buy	3,594	3.3395
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/11/20	Buy	5,573	3.4242
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/12/20	Buy	1,900	3.5797
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/14/20	Buy	32	3.5300
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/18/20	Buy	800	3.5689
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/19/20	Buy	410	3.5488
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/20/20	Buy	600	3.5567
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/21/20	Buy	7,400	3.5730
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/21/20	Buy	531	3.5683
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/25/20	Buy	63,602	3.4591
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/26/20	Buy	11,008	3.4086
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/27/20	Buy	1,000	3.3700
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	02/28/20	Buy	8,257	3.2631
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	03/02/20	Buy	699	3.2508
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	03/03/20	Buy	25,420	3.0351
GemCap Investment Funds plc, on behalf of Third Avenue Real Estate Value Fund	03/05/20	Buy	5,018	2.9830

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer’s Common Stock other than the funds identified above.

(e)  Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 10, 2020

THIRD AVENUE MANAGEMENT LLC

By: /s/ Mark J. Aaron

Name: Mark J. Aaron
Title: Chief Operating Officer